UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ______)*

Phreadz, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

719420101
(CUSIP Number)
Groupmark Financial Services, Ltd. Jianwai Soho 39 East 3rd Ring Road, Building 4 Room 1104 Chaoyang District, Beijing PR China 100738
Telephone: 484 634 2876
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 27, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 719420101

1.			Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Groupmark Financial Services, Ltd.
2.			Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.			SEC Use Only
4.	Source of Funds	SC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	BVI
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	4,635,200
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	4,635,200
	10.	Shared Dispositive Power	0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	4,635,200
12.			Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11)	7.07% (1)
14.		Type of Reporting Person (See Instructions)	CO
(1)  Based on 65,607,224 shares outstanding.  On April 27, 2010 (the date of the event requiring filing of this report), Phreadz reported 53,306,224 shares outstanding in their Current Report on Form 8-K filed on April 27, 2010.  Since that date, Phreadz has issued 1,933,333, 1,333,333, 6,514,310 and 2,520,000 shares of common stock as reported on their Current Reports on Form 8-K filed on May 26, 2010, June 10, 2010, July 2, 2010 and August 11, 2010 respectively,

CUSIP No. 719420101

1.			Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Nicholas Thompson
2.			Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.			SEC Use Only
4.	Source of Funds	SC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☒
6.		Citizenship or Place of Organization	USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	2,041,600
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	2,041,600
	10.	Shared Dispositive Power	0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	2,041,600
12.			Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11)	3.11% (1)
14.		Type of Reporting Person (See Instructions)	IN
(1)  Based on 65,607,224 shares outstanding.  On April 27, 2010 (the date of the event requiring filing of this report), Phreadz reported 53,306,224 shares outstanding in their Current Report on Form 8-K filed on April 27, 2010.  Since that date, Phreadz has issued 1,933,333, 1,333,333, 6,514,310 and 2,520,000 shares of common stock as reported on their Current Reports on Form 8-K filed on May 26, 2010, June 10, 2010, July 2, 2010 and August 11, 2010 respectively,

CUSIP No. 719420101

1.			Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Douglas Toth
2.			Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.			SEC Use Only
4.	Source of Funds	N/A
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☒
6.		Citizenship or Place of Organization	USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	0
12.			Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11)	0%
14.		Type of Reporting Person (See Instructions)	IN

1.			Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Leonard Braumberger
2.			Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.			SEC Use Only
4.	Source of Funds	N/A
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	0
12.			Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11)	0%
14.		Type of Reporting Person (See Instructions)	IN

CUSIP No. 719420101

1.			Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Ellen McDonald
2.			Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.			SEC Use Only
4.	Source of Funds	SC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	350,400
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	350,400
	10.	Shared Dispositive Power	0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	0
12.			Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11)	Less than 1% (1)
14.		Type of Reporting Person (See Instructions)	IN
(1)  Based on 65,607,224 shares outstanding.  On April 27, 2010 (the date of the event requiring filing of this report), Phreadz reported 53,306,224 shares outstanding in their Current Report on Form 8-K filed on April 27, 2010.  Since that date, Phreadz has issued 1,933,333, 1,333,333, 6,514,310 and 2,520,000 shares of common stock as reported on their Current Reports on Form 8-K filed on May 26, 2010, June 10, 2010, July 2, 2010 and August 11, 2010 respectively,

Item 1.                      Security and Issuer

This Schedule 13D relates to the Common Stock, par value $.001 per share, of Phreadz Inc., a Nevada corporation f/k/a Atwood Minerals & Mining Corp, (the “Company”).  The Company’s principal executive offices are currently located at 63 Main Street #202, Flemington, New Jersey 08822.

Item 2.                      Identity and Background

(a)	Name:

            This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) Groupmark Financial Services Company, a British Virgin Islands corporation; (ii) Nicholas Thompson, as President and director of Groupmark Financial Services, Ltd; (iii) Douglas Toth, as director of Groupmark Financial Services, Ltd; (iv) Leonard Braumberger as director of Groupmark Financial Services Ltd. and (v) Ellen McDonald as director of Groupmark Financial Services, Ltd.  Groupmark, Mr. Thompson, Mr. Toth Mr. Braumberger and Ms. McDonald are sometimes collectively referred to herein as the “Reporting Persons.”  Attached as Exhibit 5 hereto, which is incorporated herein by reference, is an agreement between Groupmark Financial Services, Ltd., Nicholas Thompson, Douglas Toth, Leonard Braumberger, and Ellen McDonald.that provides that this Statement is filed on behalf of each of them.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information given by another Reporting Person.  By their signatures to this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person.

(b)	Business address:

The business address for Groupmark Financial Services Ltd. is Jianwai Soho 39 East 3rd Ring Road Building 4 Room 1104, Chaoyang District, Beijing, PR China 100738.

The business address for each of Mr. Thompson, Mr. Toth, Mr. Braumberger and Ms McDonald is Jianwai Soho 39 East 3rd Ring Road Building 4 Room 1104, Chaoyang District, Beijing, PR China 100738.

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Groupmark is a business consulting firm.  The company has offices in China and in the USA.

Mr. Thompson currently serves as President and director of Groupmark Financial Services, Ltd.   The principal business address of Groupmark is:  Jianwai Soho 39 East 3rd Ring Road Building 4 Room 1104, Chaoyang District, Beijing, PR China 100738.

Mt. Toth currently serves as director of Groupmark Financial Services Ltd. The principal business address of Groupmark is:  Jianwai Soho 39 East 3rd Ring Road Building 4 Room 1104, Chaoyang District, Beijing, PR China 100738.

Mr. Braumberger currently serves as a director of Groupmark Financial Services Ltd.  Mr. Braumberger’s principle occupation is as consultant to Groupmark Financial Services Ltd. The principal business address of Groupmark is:  Jianwai Soho 39 East 3rd Ring Road Building 4 Room 1104, Chaoyang District, Beijing, PR China 100738.

Ms. McDonald currently serves as director of Groupmark Financial Services Ltd.  Ms. McDonald’s principal occupation is as Sr. VP, Business Operations and Chief Business Officer of Regado Biosciences, Inc. located at 120 Mountain View Boulevard
Basking Ridge, New Jersey 07920.

(d)
Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other  disposition of the case:

No—for all Reporting Persons.

(e)
Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order;

Nicholas Thompson:  On January 3, 2008, pursuant to Sections 15(b) and 21C of the Securities Exchange Act of 1934 (“Exchange Act”), Mr. Thompson entered into an Offer of Settlement with the Securities and Exchange Commission (the “Commission”) without admitting or denying the findings of the Commission.  The Commission found that vFinance aided and abetted by Nicholas Thompson failed to retain and produce documents promptly.  As a result Thompson caused vFinance Investment, Inc.’s        violations of Section 17(a) of the Exchange Act and Rule 17a-4(b)(4) and 17a-4(j) thereunder.  The Commission found that Mr. Thompson communicated with customers using email accounts outside the VFinance network, only keeping copies of those communications on his computer and periodically deleting documents.

The Commission imposed the following sanctions and ordered that (i) Mr. Thompson cease and desist from causing any violations and any future violations under Section 17(a) of the Exchange Act and Rules 17a-(b)(4) and 17a-4(j) thereunder; (ii) Mr. Thompson was barred from association with any broker or dealer for a period of 5 years;  and (iii) payment of $30,000 as a civil penalty to the US Treasury.

Douglas Toth.  On August 9, 2006, a NASD Hearing Panel found that in August of 2003 Mr. Toth willfully caused a Form U4 to be filed containing a misrepresentation of a material fact thereby violating Membership Rule IM-1000-1 and Conduct Rule 2110. The Hearing Panel suspended Mr. Toth from all NASD capacities for a period of one year.  Mr. Toth appealed the decision to both the NASD’s National Adjudicatory Council and Securities and Exchange Commission on July 27, 2007 and August 1, 2008 respectively, both justifications upheld the NASD’s findings.

No—for Mr. Braumberger and Ms. McDonald.

(f)	Citizenship (for Mr. Thompson, Mr. Toth, Mr. Braumberger and Ms. McDonald): USA

Item 3.                      Source and Amount of Funds or Other Consideration

On April 27, 2010 (the “Closing Date”), the Company consummated a Securities Purchase Agreement with (a) Phreadz USA LLC (“Phreadz LLC”) pursuant to which it acquired all of the equity interests of Phreadz LLC and (b) Universal Database of Music USA LLC (“UDM”) pursuant to which it acquired all of the equity interests of UDM.  The members of Phreadz LLC and UDM, including Groupmark Financial Services, Ltd. Mr. Thompson and Ms. McDonald, received stock in the Company in consideration of their equity in Phreadz LLC and UDM.

The Securities Purchase Agreements are incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on April 27, 2010.

Item 4.                      Purpose of Transaction

The purpose of the transaction is to facilitate the consummation of the Securities Purchase Agreements by the members of Phreadz LLC and UDM.

Other than as stated above, none of the Reporting Persons currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although such Reporting Persons reserves the right to develop such plans).

Item 5.                      Interest in Securities of the Issuer

(a)  As of April 27, 2010, the Company had approximately 53,306,224 shares of common stock outstanding.  As of such date, Groupmark was the beneficial owner of 4,635,200 shares of the Company’s common stock, par value $0.001 per share (“Common Stock”) or 8.69% of the class.   Mr. Thompson was the beneficial owner of 2,041,000 shares of Common Stock or 3.83% of the class.  Ms. McDonald was the beneficial owner of 350,400 shares of Common Stock of less than 1% of the class.  Since the Closing Date, the Company has issued an aggregate of 12,300,976 shares of Common Stock (as reported on the Company’s Current Reports on Form 8-K filed on May 26, 2010, June 10, 2010, July 2, 2010 and August 11, 2010) reducing the Groupmark and Mr. Thompson’s ownership of the Company’s Common Stock to 7.07% and 3.11%, respectively.

(b)  Groupmark has the sole power to vote or to direct the vote of 4,635,000 shares of Common Stock, and the sole power to dispose of or to direct the disposition of 4,635,000 shares of Common Stock.

Mr. Thompson  has the sole power to vote or to direct the vote of 2,041,600 shares of Common Stock, and the sole power to dispose of or to direct the disposition of 2,041,600 shares of Common Stock.

Ms. McDonald has the sole power to vote or to direct the vote of 350,400 shares of Common Stock, and the sole power to dispose of or to direct the disposition of 350,400 shares of Common Stock.

 (c)  None of the Reporting Persons have effected any transaction in the Company’s Common Stock during the past 60 days.

(d)  No person other than Groupmark has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the 4,635,000 securities beneficially owned.

 No person other than Mr. Thompson has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the 2,140,600 securities beneficially owned.

No person other than Ms. McDonald has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the 350,400 securities beneficially owned.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.                      Material to Be Filed as Exhibits

The following documents are filed as exhibits to this statement:

1. Securities Purchase Agreement dated April 21, 2010 by and between the Company, Phreadz LLC and the members of Phreadz LLC.  This agreement is incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on April 27, 2010.

2. Securities Purchase Agreement dated April 21, 2010 by and between Atwood, UDM and the members of UDM.  This agreement is incorporated by reference to Atwood’s Current Report on Form 8-K filed with the SEC on April 27, 2010.

3. Agreement of Joint Filing, dated August 31, 2010, between Groupmark Financial Services, Ltd., Nicholas Thompson, Douglas Toth, Leonard Braumberger and Ellen McDonald.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 31, 2010

Groupmark Financial Services, Ltd.
By: /s/ Nicholas Thompson

Nicholas Thompson, President and Director

/s/ Nicholas Thompson
__________________________________
Nicholas Thompson

/s/ Douglas Toth
__________________________________
Douglas Toth

/s/ Leonard Braumberger
__________________________________
Leonard Braumberger

/s/ Ellen McDonald
__________________________________
Ellen MacDonald

EXHIBIT 3

JOINT FILING AGREEMENT

THIS JOINT FILING AGREEMENT (this “Agreement”) is dated as of August 31, 2010, by and among Groupmark Financial Services Ltd., Nicholas Thompson, Douglas Toth, Leonard Braumberger and Ellen McDonald.

WHEREAS, in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934 (the “Act”), only one Schedule 13D Statement (“Statement”) need to be filed whenever two or more persons are required to file a Statement pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement if filed on behalf of each of them.

NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained, the parties hereto agree as follows:

Each of Groupmark Financial Services Ltd., Nicholas Thompson, Douglas Toth and Ellen MacDonald hereby agree, in accordance with Rule 13d-1(k) under the Act of file one Statement (and one of any future Statements) relating to their ownership of the Common Stock, par value $.001 per share, of Phreadz, Inc., a Nevada corporation, and does hereby further agree that said Statement(s) be filed on behalf of each Groupmark Financial Services Ltd., Nicholas Thompson, Douglas Toth and Ellen MacDonald.  Nothing herein shall be deemed to be an admission that the parties hereto, or any of them, are members of a “group” within the meaning of Section 13(d) of the Act and the rules promulgated thereunder) with respect to any securities of Phreadz, Inc.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

Groupmark Financial Services, Ltd.
By: /s/ Nicholas Thompson

Nicholas Thompson, President and Director

/s/ Nicholas Thompson
__________________________________
Nicholas Thompson

/s/ Douglas Toth
__________________________________
Douglas Toth

/s/ Leonard Baumberger
_________________________________
Leonard Baumberger

/s/ Ellen McDonald
__________________________________
Ellen McDonald
.